UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No.1)
Meade Instruments Corp.
(Name of Subject Company)
VictorOne Inc. MIT Capital Inc.
(Names of Filing Persons – Offeror)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
583062104
(Cusip Number of Class of Securities)
Jason Tian MIT Capital Inc. 97 E Brokaw Rd, Suite 210 San Jose, CA 95112 Telephone: 408-329-6148
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Harpreet S. Walia, Esq. Royse Law Firm, PC 135 Main St., 12th Floor San Francisco, CA 94105 415-421-9700
CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee**

$4,305,566		$587.28

* Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase 1,179,607 shares of common stock of Meade Instruments Corp. (“Meade”) not owned by MIT Capital Inc. as of the date of the filing at a purchase price of $3.65 per share. According to Meade’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on May 30, 2013, as of May 24, 2013 Meade had 1,305,148 outstanding shares of common stock issued, par value $0.01 per share, including 132,065 shares restricted stock. As of the date of this filing, MIT Capital Inc. own 125,541 shares.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .000136400.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$587.28	Filing Party:	VictorOne Inc. and MIT Capital Inc.
Form or Registration No.:	Schedule TO (SEC File No. 005-52619 )	Date Filed:	June 20, 2013
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by VictoryOne Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MIT Capital Inc., a California corporation (“Parent”, together with Purchaser, “MITC”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Meade Instruments Corp., a Delaware corporation (“Company”), at $3.65 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

Following the filing of the Schedule TO by MITC, the board of directors of the Company filed the Solicitation/Recommendation Statement on Schedule 14d-9 on July 5, 2013 recommending that the stockholders of the Company reject the Offer and not tender their Shares to MITC. On July 16, 2013, according to the Current Report on Form 8-K filed by the Company, the Company entered into an Agreement and Plan of Merger (the “Sunny Merger Agreement”) with Sunny Optics, Inc. and Sunny Optics Merger Sub, Inc. The merger consideration under the Sunny Merger Agreement is $4.21 per Share in cash, without interest and less applicable taxes, which is significantly higher than the $3.65 per Share price offered by MITC pursuant to the Offer.

The Offer expired at 12:00 midnight, New York City time, on Friday, July 19, 2013. The depositary for the Offer, VStock Transfer, LLC, informed MITC that at the expiration of the Offer approximately 15,760 Shares had been validly tendered and not withdrawn pursuant to the Offer.

Because of the developments described above, and because the tendered Shares, together with the Shares then owned by MITC, did not represent at least a majority of the total number of Shares outstanding on a fully-diluted basis, the minimum tender condition to the Offer was not met and MITC did not accept any of the Shares tendered pursuant to the Offer. All tendered Shares are being promptly returned to the tendering shareholders.

The full text of a press release issued by MITC announcing the results of the Offer is filed as Exhibit (a)(5) and is incorporated herein by reference.

Item 12. Exhibit.

(a)(5) Text of Press Release issued by MITC on July 23, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2013

MIT Capital Inc.

By:	/s/ Xinghui Tian
Name: Xinghui Tian
Title: Chairman & CEO

VictoryOne Inc.

By:	/s/ Xinghui Tian
Name: Xinghui Tian
Title: Chairman & CEO